This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filied on behalf of each of the rporting person(s) identified below.

     LMM, LLC


     By___ /s/ Nicholas C. Milano__________________________
           Nicholas C. Milano, Chief Compliance Officer



     Legg Mason Opportunity Trust,
      a portfolio of Legg Mason Investment Trust, Inc.


     By___ /s/ Gregory T. Merz________________________________
           Gregory T. Merz, Vice President